Exhibit A

This business combination is made for the securities of a foreign company, and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in any of the documents made available to the public in the context of the business combination have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

PARIS, 27 AUGUST 2015

PLANNED MERGER BETWEEN MAUREL & PROM AND MPI:

CREATING A LEADER AMONG JUNIOR OIL COMPANIES

This new combined entity will play as a sound leader well positioned to actively take part to the sector consolidation

•	Reinforced financial capacity

¡	a robust balance sheet permitting better access to financial markets

¡	a combination of diversified and significant cash flows with substantial dividends

¡	cost synergies and tax savings

¡	a greater market capitalisation and stock liquidity likely to reinforce the appeal for investors

•	Optimized modus operandi

¡	both as a recognized operator

¡	and as a privileged partner of successful domestic operators

•	A consolidated asset portfolio

¡	enlarged geographical diversification

¡	favourable product mix with already developed operated assets

The Boards of Directors of Maurel & Prom and MPI have unanimously approved the principle of a merger between the two companies under a merger by absorption of MPI by Maurel & Prom.

Reasons and objectives for the merger

Unlike the conditions which prevailed in 2011, Maurel & Prom and MPI currently have to face a difficult macroeconomic environment following the sudden drop in the price of oil, the lack of visibility related to their size, which limits their access to the best conditions that the financial markets have to offer and restricts their capacity for external growth in a capital-intensive industry.

The merger is a logical step in consolidation of the sector and would enable the new company to benefit from a reinforced financial capacity resulting from:

•	a combination of significant cash flows from production in Gabon and Tanzania and dividends from Seplat in Nigeria;

•	better access to financial markets; and

•	substantial cost synergies and tax savings which, for example, would have represented EUR 14.5 million for the 2014 financial year on a pro forma basis, of which EUR 12 million in tax savings and EUR 2.5 million in operating expenses corresponding to listing, structural and management costs of MPI.

The merger would also enable the new entity to benefit from an attractive combination of already developed onshore assets, offering a favourable oil (variable price)/gas (fixed price) product mix and greater geographic diversification combining (i) onshore operated assets generating substantial oil production with long-term visibility (Gabon) (ii) operated assets that began producing gas on 20 August 2015 offering exposure to East African countries (Tanzania), (iii) a significant stake (22%) in Seplat, one of the leading indigenous operators in Nigeria with strong potential for growth, (iv) significant upside development and appraisal potential in Canada and (v) exploration regions in Colombia, Myanmar and Namibia. Given the characteristics of these assets, the new merged company would assert itself as a leader among junior oil companies.

The consolidated entity would offer investors an attractive investment vehicle in terms of liquidity and market capitalisation, ranking it among the top-tier independent European oil exploration/production companies.

Terms of the merger

The proposed operation would take the form of a merger, in which MPI would be absorbed by Maurel & Prom. This merger must be approved by the General Shareholders’ Meetings of both companies in December 2015, with retroactive effect from 1 January 2015.

According to the indicative parity proposed by the Boards of Directors of Maurel & Prom and MPI, dated 27 August 2015, MPI shareholders would receive 1 Maurel & Prom share for 2 MPI shares.

The definitive exchange parity proposed to the shareholders of MPI and Maurel & Prom will be decided at the next meeting of the Maurel & Prom and MPI Boards of Directors, to be held mid-October, after the economic, financial, legal and operational terms of the merger have been examined over the next few weeks.

The indicative parity takes into account the payment of an exceptional dividend of €45 cents per MPI share. This will be submitted for approval by the MPI General Shareholders’ Meeting called to approve the transaction and will be paid to shareholders on the condition precedent that the transaction is approved by the Maurel & Prom and MPI General Shareholders’ Meetings.

As part of the preparatory work for the transaction, the Boards of Directors of both Maurel & Prom and MPI also decided at their meetings on 30 July 2015 to put in place an ad hoc committee of directors, considered independent, for the purposes of the transaction, by their respective Board of Directors1. Each ad hoc committee is in particular responsible for analysing the terms under consideration for the planned merger and issuing recommendations to its Board of Directors, to enable them to make any decisions on the intended merger, including the exchange parity. In this respect, the ad hoc committee has recommended that its respective Board of Directors approve the merger by absorption of MPI by Maurel & Prom, as well as the proposed indicative parity for the transaction, and that they undertake an in-depth examination of the terms of the plan over the next few weeks.

At the recommendation of its ad hoc committee, the MPI Board of Directors has decided to voluntarily appoint the auditors Associés en finance, represented by M. Arnaud Jacquillat as an independent expert with a mandate to appraise the fairness of the financial conditions offered to MPI shareholders under the merger, it being stipulated that this independent expert must adhere to the regulations applicable to independent experts appointed pursuant to the General Regulations of the French Financial Markets Authority (Autorité des marchés financiers, AMF). The work of the

[1]	The Maurel & Prom ad hoc committee is made up of four independent directors, within the meaning of the AFEP-MEDEF corporate governance code to which Maurel & Prom adheres, and the MPI ad hoc committee is made up of three directors, two of whom are independent within in the meaning of the Middlenext corporate governance code to which MPI adheres. All directors who are members of the Maurel & Prom and MPI ad hoc committees have been considered independent, for the purposes of the transaction, by their respective Board of Directors.

independent expert will be overseen by the ad hoc committee established by the MPI Board of Directors.

Maurel & Prom and MPI will also file a joint motion to appoint a merger auditor proposed by the ad hoc committees of the Maurel & Prom and MPI Boards of Directors to the Presiding Judge of the Paris Commercial Court. Pursuant to the applicable legal provisions and regulations, the merger auditor must check that the proposed parity is fair for all of the shareholders of Maurel & Prom and MPI.

The merger auditor’s report, the independent expert’s fairness opinion, the draft merger agreement and an information document on the transaction which will be registered by the Autorité des marchés financiers will be available no later than one month before the General Shareholders’ Meetings of Maurel & Prom and MPI called to make a decision on the merger, pursuant to the applicable legal provisions and regulations.

The transaction will be subject to certain usual conditions precedent, particularly confirmation by the AMF that the merger will not result in any obligation for Pacifico to buy back the shares of Maurel & Prom and MPI under Article 236-6 of the AMF General Regulations.

The deal will be presented to shareholders, financial analysts and investors via webcast at 10:00 am (Paris time) on 28 August 2015 at the following link:

http://edge.media-server.com/m/p/m8wepxjk/lan/en

The presentation will also be available to the public on the Maurel & Prom and MPI websites. www.maureletprom.fr and www.MPIenergy.com

Maurel & Prom: Press contacts, shareholder and investor relations

Tel: +33 1 53 83 16 45

ir@maureletprom.fr

MPI: Press contacts, shareholder and investor relations

Tel: +33 1 53 83 55 44

ir@mpienergy.com

Important information

This press release does not constitute and shall not be construed as an offer or the solicitation of an offer to purchase, sell or exchange any securities of MAUREL & PROM et MPI. In particular, it does not constitute an offer or the solicitation of an offer to purchase, sell or exchange of securities in any jurisdiction (including the US, the United Kingdom, Australia, Canada and Japan) in which it would be unlawful or subject to registration or qualification under the laws of such jurisdiction.

In connection with the proposed transaction, the required information documents will be filed with the Autorité des Marchés Financiers (“AMF”). Investors and shareholders are strongly advised to read, when available, the information documents that have been filed with the AMF because they will contain important information.

Shareholders and investors may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from MAUREL & PROM’s website (www.maureletprom.fr) or MPI’s website (www.mpienergy.fr).

Forward-looking statements

This press release contains statements on the prospects and growth strategies of MAUREL & PROM and MPI, based on assumptions and estimates. These forward-looking statements mainly relate to the financial position, results, business and industrial strategy of MAUREL & PROM and MPI. By nature, forward-looking statements contain risks and uncertainties to the extent that they are based on events or circumstances that may or may not happen in the future. These perspectives are based on assumptions that we believe to be reasonable, but which may prove to be incorrect and which depend on a number of risk factors, such as fluctuations in crude oil prices, changes in exchange rates, uncertainties related to the valuation of our oil reserves, actual rates of oil production and the related costs, operational problems, political stability, legislative or regulatory reforms, and even wars, terrorism and sabotage.